17

06016659

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golconda Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03167 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/8/06

#82-3167

RECEIVED
2006 SEP -7 P 12:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-05

GOLCONDA RESOURCES LTD.

Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

CHARTERED ACCOUNTANTS
dedicated comprehensive service

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
April 28, 2006

DCS Chartered Accountants

Suite 555, 999 - 8 Street SW, Calgary, Alberta T2R 1J5 t 403.245.1717 f 403.244.9306 email mail@dcs-ca.com

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

As at December 31, 2005 and 2004

	2005	2004
Assets		
Current		
Cash and cash equivalents	$ 4,098	$ 2,902
Accounts receivable	5,972	5,444
Prepaid expenses	585	-
	10,655	8,346
Equipment - Note 3	2,745	3,260
Mineral properties and deferred expenditures - Note 4	4,190,403	4,312,230
Mineral reclamation deposits	58,247	58,201
	$ 4,262,050	$ 4,382,037
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 205,853	$ 347,765
Advances from shareholders - Note 5	91,989	193,109
	297,842	540,874
Nature of operations and going concern - Note 1		
Commitment - Note 10		
Shareholders' Equity		
Share capital - Note 6	13,705,363	12,366,613
Warrants	-	120,000
Contributed surplus	351,074	342,644
Deficit	(10,092,229)	(8,988,094)
	3,964,208	3,841,163
	$ 4,262,050	$ 4,382,037

Approved on behalf of the Board:

_______________, **Director**

_______________; **Director**

See accompanying notes

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2005 and 2004

	2005	2004
Expenses		
Write down of mineral properties	$ 839,877	$ 409,934
Amortization	884	1,097
General and administrative	254,944	232,415
Stock-based compensation	8,430	128,644
	1,104,135	772,090
Net loss	(1,104,135)	(772,090)
Deficit, beginning of year	(8,988,094)	(8,216,004)
Deficit, end of year	$ (10,092,229)	$ (8,988,094)
Loss per share - basic and diluted	$ (0.02)	$ (0.01)
Weighted average number of common shares	46,369,000	42,492,000

See accompanying notes

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

	2005	2004
Cash provided by (used for):		
Operating activities		
Net loss	$ (1,104,135)	$ (772,090)
Add items not affecting cash		
Amortization	884	1,097
Stock-based compensation	8,430	128,644
Write down of mineral properties	839,877	409,934
	(254,944)	(232,415)
Net change in non-cash working capital items		
Accounts receivable	(528)	(5,444)
Prepaid expenses	(585)	3,243
Loan receivable	-	8,000
Accounts payable and accrued liabilities	(10,690)	(257,834)
	(266,747)	(484,450)
Financing activities		
Advances from (repayments to) shareholders	(101,120)	217,797
Issue of shares for cash		
Private placement	-	750,000
Exercise of warrants	1,166,250	1,200
Exercise of options	52,500	56,000
Costs of issuing shares	-	(4,450)
	1,117,630	1,020,547
Investing activities		
Deferred exploration expenditures	(718,050)	(742,720)
Deposits paid	(46)	(9,700)
Equipment expenditures	(369)	-
Accounts payable and accrued liabilities relating to investing activities	(131,222)	212,166
	(849,687)	(540,254)
Increase (decrease) in cash	1,196	(4,157)
Cash and cash equivalents , beginning of year	2,902	7,059
Cash and cash equivalents, end of year	$ 4,098	$ 2,902

Supplemental disclosure of non-cash investing and financing activities:

	2005	2004
Issuance of common shares:		
- acquisition of mining claims	$ -	$ 15,000
- settlement of shareholder advances on exercise of options	-	52,500

See accompanying notes

Note 1 - Nature of Operations and Going Concern

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties.

To date, the Company has not earned significant revenues and is considered to be in the development stage. The Company has relied on its ability to raise funds through equity financings to finance continued operations and meet its ongoing mineral property expenditure commitments. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in Note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

The consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Note 2 - Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimated.

Note 2 - **Significant Accounting Policies** *(Continued)*

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

c) Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, cash in banks and short-term investments with maturities of less than three months at date of acquisition.

d) Equipment

Equipment is stated at cost less accumulated amortization. Equipment is amortized over its estimated useful life using the declining balance method at annual rates of 20% for office furniture and equipment and 30% for computer equipment.

e) Mineral properties

Direct costs relating to the acquisition, exploration and development of mineral properties, including interest on borrowings directly related to a property, are capitalized on an area of interest basis. When the Company is the operator of a project and incurs costs on behalf of joint venture partners, these costs are periodically charged back to the partners and are recorded as operator recoveries. Operator recoveries are credited to exploration costs. Cumulative expenditures will be charged against income, through unit-of-production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Note 2 - **Significant Accounting Policies** ***(Continued)***

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through common shares

The Company credits the proceeds of flow-through common shares, which transfer the deductibility of exploration expenses to the investor, to share capital. A future tax liability is recorded and share capital is reduced by the cost of future income taxes when the expenditures are renounced to the holders of these shares.

Note 2 - Significant Accounting Policies *(Continued)*

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a share option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Awards of share options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital.

l) Asset retirement obligation

The Company recognizes the estimated fair value of an asset retirement obligation (ARO) in the period in which it is incurred when a reasonable estimated of the fair value can be made. The fair value of the estimated ARO is recorded as a liability with a corresponding increase in the carrying amount of the related asset. ARO is initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proved resources. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost results in an increase or decrease to ARO.

As the Company's mining properties are in the exploratory phase no liability exists for reclamation costs, accordingly, no ARO has been recorded in these consolidated financial statements.

Note 3 - Equipment

	2005			2004
	Cost	**Accumulated Amortization**	**Net Book Value**	**Net Book Value**
Office furniture and equipment	$ 10,845	$ 9,209	$ 1,636	$ 1,676
Computer equipment	10,206	9,097	1,109	1,584
	$ 21,051	$ 18,306	$ 2,745	$ 3,260

Note 4 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Net Carrying Amount 2005	Net Carrying Amount 2004
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 550,164
Lone Peak	90	-	-	-	213,128
Peter Lake	100	-	-	-	45,006
Red Lake	100	-	-	-	35,992
Wapawekka	100	21,743	1,138,884	1,160,627	897,859
		26,801	1,138,884	1,165,685	1,742,149
United States					
Merger	35	17,629	16,700	34,329	7,586
Monitor Flats	100	14,061	78,278	92,339	88,048
Ralston Valley	100	41,061	279,596	320,657	305,204
Shulin Lake, Alaska	51	160,242	1,221,712	1,381,954	996,537
Silver Bow		-	2,100	2,100	-
South Monitor, Nevada	80	110,631	1,082,708	1,193,339	1,172,706
		343,624	2,681,094	3,024,718	2,570,081
		$ 370,425	$ 3,819,978	$ 4,190,403	$ 4,312,230

The Company has capitalized and deferred general and administrative expenses of $69,650 (2004 - $60,550) during the year.

During 2005 the Company wrote down the carrying amounts related to certain of the mineral claims not renewed for Ennis Lake, Lone Peak, Peter Lake and Red Lake properties as the Company had no further exploration plans on these respective mineral claims.

Note 4 - Mineral Properties and Deferred Expenditures *(Continued)*

Contractual options and commitments

a) Merger Property, Nevada

Pursuant to an agreement dated February 28, 2005, the Company and a joint venture partner acquired an option to earn a 70% interest in 67 claims covering 1,360 acres in Nye County, Nevada. The Company and the joint venture partner can earn 50% interest by incurring accumulated exploration expenditures of $1 million before February 28, 2014, and making a US $750,000 payment within ten days after completion of its expenditures. The Companies can earn the additional 20% interest by providing a feasibility study on or before February 28, 2014.

b) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. Of the common share warrants issued 6,000 were exercised prior to their expiry on November 14, 2004 (Note 6(b)). In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supersede the option agreement dated April 13, 1995.

To keep the claims in good standing the Company pays annual rental fees of $125 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2005 the Company was in compliance with the amended option agreement and all 43 claims were in good standing.

Note 5 - Advances from Shareholders

Advances from shareholders are unsecured, non-interest bearing and due on demand.

Note 6 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2003	39,798,734	11,496,363
Issued during the year		
Private placement	3,000,000	745,550
Exercise of stock options	345,000	108,500
Exercise of warrants	6,000	1,200
Acquisition of mineral claims	50,000	15,000
Balance, December 31, 2004	43,199,734	$ 12,366,613
Issued during the year		
Exercise of stock options	150,000	52,500
Exercise of warrants	3,750,000	1,166,250
Fair value transfer on exercise of warrants	-	120,000
Balance, December 31, 2005	47,099,734	$ 13,705,363

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

Note 6 - Share Capital ***(Continued)***

c) Stock option plan ***(Continued)***

A summary of the status of the stock option plan as of December 31, 2005 and 2004 and changes during the years then ended is presented below:

	2005		2004	
	Stock Options	Weighted Average Exercise Price ($)	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	3,505,000	0.28	3,405,000	0.30
Granted	25,000	0.35	1,100,000	0.26
Exercised	(150,000)	0.35	(345,000)	0.31
Expired	(1,205,000)	0.25	(655,000)	0.34
Outstanding, end of year	2,175,000	0.26	3,505,000	0.28
Exercisable, end of year	2,175,000		3,505,000	

The following table summarizes information about stock options outstanding at December 31, 2005:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$ 0.35	25,000	January 13, 2010
	2,175,000	

Note 6 - Share Capital *(Continued)*

c) Stock option plan *(Continued)*

The Company has recorded stock-based compensation expense of $8,430 (2004 - $128,644) in the consolidated statement of loss and deficit related to the 25,000 (2004 – 1,100,000) options granted in the year. The compensation expense has been determined based on the fair value of the options at the grant date. The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free rate	3.6%	3.9%
Expected volatility	183.69%	48.4%
Annual dividend yield	0.0%	0.0%
Expected life of options	5 years	5 years

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2005 and 2004 and changes during the years then ended is presented below:

	2005		2004	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	4,500,000	0.32	2,197,500	0.32
Issued	-	-	3,000,000	0.30
Exercised	(3,750,000)	0.31	(6,000)	0.20
Expired	(750,000)	0.35	(691,500)	0.26
Outstanding, end of year	-	-	4,500,000	0.32

Note 7 - Income Taxes

a) Expected income tax expense

The income tax provision differs from the amounts computed by applying the combined expected Canadian Federal and Provincial statutory rate of 37.6% (2004 – 38.8%) for the following reasons:

	2005	2004
Expected income tax recovery	$ (415,000)	$ (300,000)
Non-deductible expenses	4,000	50,000
Unrecognized benefit from loss carry-forwards	411,000	250,000
Provision for income taxes	$ -	$ -

b) Future income tax assets

Temporary differences and carry forwards that give rise to future income tax assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets (liabilities):		
Mineral properties	$ 39,000	$ (336,000)
Operating loss carry forwards	2,255,000	2,380,000
Total gross future tax assets	2,294,000	2,044,000
Valuation allowance	(2,294,000)	(2,044,000)
Net future income tax assets.	$ -	$ -

The valuation allowance offsets the net future income tax assets for which there is no assurance of recovery. The valuation allowance is evaluated considering positive and negative evidence about whether the future income tax assets will be realized. At the time of evaluation, the allowance is either increased or reduced, reduction could result in the complete elimination of the allowance, if positive evidence indicated that the value of the future income tax assets is no longer impaired and the allowance is no longer required.

Note 7 - **Income Taxes** ***(Continued)***

c) **Tax pools**

As at December 31, 2005, the Company has available for deduction against future taxable income, the following approximate amounts:

	Amount	Annual Rate of Claim
Operating loss carry-forwards		
Canada	$ 1,483,000	-
United States	4,514,000	-
Canadian development expenditures	98,000	30%
Canadian exploration expenditures	2,795,000	100%
Foreign exploration and development expenditures	1,382,000	10%
Capital cost allowances	21,000	20- 30%
	$ 10,293,000	

The availability of deduction of the operating loss carry-forwards against future taxable income expires between the years 2006 and 2015.

d) **Operating loss carry forwards**

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,483,000 and net operating losses for United States income tax purposes of approximately $4,514,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned these losses will expire as follows:

	Cdn	U.S.	Total
2006	173,000	463,000	636,000
2007	164,000	901,000	1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
2014	234,000	-	234,000
2015	250,000	-	250,000
Future	-	1,936,000	1,936,000
	$ 1,483,000	$ 4,514,000	$ 5,997,000

Note 7 - Income Taxes *(Continued)*

d) Operating loss carry forwards *(Continued)*

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

Note 8 - Related Party Transactions

During the year the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

(a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2005	2004
For deferred exploration expenditures	$ 69,650	$ 60,550
For general and administrative costs	31,000	29,000
	$ 100,650	$ 89,550

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the related parties.

(b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2005	2004
Due to a director	$ 2,100	$ 18,450

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

Note 9 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2005	2004
Operating loss		
Canada	$ 1,100,956	$ 770,706
United States	3,179	1,384
	$ 1,104,135	$ 772,090
Identifiable assets		
Canada	$ 1,189,947	$ 1,768,424
United States	3,072,103	2,613,613
	$ 4,262,050	$ 4,382,037
Mineral property expenditures		
Canada	$ 648,831	$ 352,615
United States	69,219	390,105
	$ 718,050	$ 742,720

Note 10 - Commitment

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11 - Subsequent Event

On January 5, 2006 the Company granted 1,400,000 stock options at an exercise price of $0.25 per common share to employees and directors of the Company. These stock options vest immediately and expire on January 4, 2011.

GOLCONDA RESOURCES LTD.

2005

Annual Report 2005

RECEIVED

Mineral Exploration and Development

REPORT TO SHAREHOLDERS FOR 2005

On behalf of the Board of Directors, I am pleased to present Golconda's 2005 Annual Report and discuss our work in 2005 and our plans for 2006.

Gold, silver, and base metal prices continued their steep rise, which improved the interest in junior exploration companies.

Golconda had decided years ago to explore for large deposits to maximize the Investors' gain in case of a discovery. To that effect, we explore for diamonds in Alaska. Although the chance of finding a diamond deposit is very slim, exploration expenditures for our project are very modest, compared to exploration costs in other areas, which makes the risk-reward ratio acceptable.

The gold exploration projects in the Ralston Valley and South Monitor Range are either exploring for Round Mountain type gold mineralization, (the Round Mountain Mine contained over 15 million ounces of gold) or Carlin type ore deposits.

The area of alteration in the Monitor Range, controlled by Golconda, has been described in a report by a major company as stronger and more widespread than Round Mountain and anomalous gold values in a Carlin type environment occur in the Ralston Valley area over several square kilometers.

Surface indications on the "Merger" silver property and the "4-Aces" lead-zinc-silver prospect are very extensive.

Golconda is also evaluating other areas which have a potential to contain large ore bodies.

DIAMOND EXPLORATION

Shulin Lake Alaska
The Shulin Lake property is located about 75 km northwest of Anchorage and consists of 278 claims for a total of 16,000 acres. Golconda holds a 51% interest in the property.

Diamond indicator minerals were detected in 1998. Since then, 29 holes have been drilled in the search for the source of these indicators. Hole 10 contained for the first time micro-diamonds as did several subsequent holes. While earlier holes contained a mixture of volcanic ash and sand derived from the Alaska Range, hole 22 drilled in 2005 was the first hole to intersect only volcanic ash. Three micro-diamonds were recovered from an 8 kg. sample from this hole. Four holes drilled in 2005 encountered sandy volcanic tuff over their entire length, indicating that they were drilled close to the source of the volcanic material.

In February 2006, a combination of a negative and a positive anomaly was drilled. The negative part showed 200 ft. of volcanic material underlain by sands derived from the Alaska Range. One hole drilled in the positive part of the anomaly collapsed at 315 ft. It encountered a chaotic mixture of sand, gravel, and boulders to the bottom of the hole. The last 10 ft. of the hole contained prices of bedded volcanic material with larger tuff fragments. The material is baked together, which shows that it was deposited hotter (closer to the source) than the airborne tuff encountered in the earlier holes. All holes drilled before encountered a thickness of glacial till from zero to about 30 ft. Over 300 ft. of unconsolidated, unsorted debris is unusual and taken with the pieces of welded ash could indicate that we are very close to the feeder zone of this volcanic material.

Due to swampy conditions in the general area, further drilling will have to be carried out next winter.

BASE METAL EXPLORATION

Wapawekka – Saskatchewan
Golconda Resources staked claims for a total of about 25,000 hectares in the Wapawekka Lake area, about 65 km. southeast of La Ronge, Saskatchewan. This area had been originally chosen by Golconda because an area of about 30 km. by 40 km. showed complicated magnetic arromalies. The whole area is underlain by basement rocks, which are overlain by younger sand and siltstones, so that there are no outcrops. In 1999, Golconda discovered a large magnetic iron deposit in the southern part of the area and in 2001 drilling intersected a large massive sulfide body in the northeastern part which contained low copper zinc values. Since then, two airborne surveys were carried out, which together, with the drilling campaigns, showed two large "layered gabbro complexes" surrounded by mafic and intermediate volcanics. Golconda entered into an option agreement with

Lyncorp International Inc., an arms length private company, which got the right to earn a 49% interest in the Wapawekka claims by spending $1.75 million dollars in exploration on the property.

A total of 19 holes were drilled by Golconda between 1999 and 2001 and 14 holes have subsequently been drilled by Lyncorp. The average depth of all the holes drilled so far is about 350m.

In the summer of 2005, five (5) holes were drilled to test three conductive zones in the western part of the property. All holes intersected narrow zones of bedded pyrrhotite with anomalous copper-zinc values, indicating the possibility of economic massive sulfide lenses along these horizons.

Two (2) holes drilled in the northeastern part of the property tested a conductive zone which runs parallel to the massive sulfide horizon drilled in 2001.

The main part of the anomaly lies about 1 km. inside the Wapawekka Lake. Both holes intersected a narrow zone of sulfides, however, the hole drilled close to the shore showed the zone was thickening and the amount of copper-zinc sulfides was increasing.

In February-March, 2006, a new drilling campaign was started to test the continuation of this anomaly, as well as the continuation of the massive sulfide horizon and another large anomaly from the ice on Wapawekka Lake.

The large anomaly was found to be caused by a "layered gabbro". The second hole had to be abandoned before it could reach the suspected massive sulfide horizon, because the ice started to melt and became unsafe. It is now planned to try again next winter.

NEVADA – GOLD

Ralston Valley and Baxter Spring

The area is situated about 45 km. northeast of Toropah, at the southern tip of the Toquima Range. Golconda holds a 100% interest in 60 claims (RV claims – 1200 acres) and has the right to earn a 60% interest in 36 claims (Baxter Spring) by spending US$400,000 in exploration. Golconda can earn an additional 15% by producing a bankable feasibility study.

Laminated silty limestone, the same rock type which contains the bulk of the gold deposits in the Carlin area, occurs on the two properties.

Two structures, which show intermittent gold mineralization over a distance of 8 km., run through both properties. On the Ralston Valley claims, both structures are completely covered by sand and gravel, but air photo interpretation and the drilling of 24 holes over the last five years, enabled Golconda not only to determine the position of these structures under up to 400 ft. of gravel, but also to delineate areas where these structures carry gold mineralization.

Golconda plans to drill initially two (2) holes on each of these structures in the mineralized areas. The laminated silty limestone is projected to occur at a depth of between 1,000 ft. and 1,200 ft.

On the Baxter Spring claims, the western structure shows two (2) extensive jasperoid bodies. Both jasperoids contain thin veins with sporadic but high grade gold mineralization.

Homestake Mining intersected 10 ft. of 6.90 oz. of gold per ton, another intersect by a different company assayed 1.60 oz. gold per ton over 5 ft. Numerous surface samples run from 0.100 to 0.400 oz. gold per ton. The thickness of these zones is only 5 to 10 cm. (2-4 inches) and they have no economic potential, however, they are indicative of a strong hydrothermal gold system and as in the Carlin area might point to potentially significant gold mineralization at depth. From our work at the RV claims, it will appear that the favourable horizon at Baxter Spring occurs at the depth of 1,500 ft. to 1,600 ft. The deepest holes so far drilled went only to 600 ft. depth and Golconda has planned to test both jasperoid bodies with a 1,750 ft. hole each.

South Monitor and Monitor Flat

The South Monitor prospect (43 claims – 80% Golconda and 20% Nassau Ltd.) and the Monitor Flat prospect (18 claims – 100% Golconda) are situated at the southern end of the Monitor Range, about 18 miles (28 km) southeast of Tonopah.

At South Monitor, anomalous gold values occur in hydrothermally altered rock over several square kilometers. The main areas, which consist of outcropping silicified hills shows widespread but erratic gold mineralization. Two little hills sticking out in the flats so far have produced the most consistent values. Best intercept was 120 ft. at 0.135 oz. gold per ton and the longest intercept was 350 ft. at 0.021 oz gold per ton. Recent reevaluation of all the data (over 130 holes have been drilled by a total of six companies) has produced an intriguing new target. In the northeastern part of the property, there is an area of about one square kilometer which is flat and sand covered.

Three drillholes drilled to a depth of 300 ft. each, encountered only clay altered tuff. The drill samples were only analyzed for gold and silver of which only traces were found.

In 2004, Golconda drilled a diamond drillhole to a depth of 1,520 ft. near the southern end of this area. It was found that the clay alteration was not due to weathering, but was the result of large scale hydrothermal alteration.

Three holes near the southern and western boundary of this area intersected clay to a depth of 350 to 400 ft. and thereafter, silicified tuff with increasing amount of quartz veinlets. Traces of gold showed up at the bottom of these holes. A hole in the northwest assayed 0.010 oz. gold at the bottom of the hole at around 300 ft.

Gold mineralization associated with potassic alteration occurs in clay envelopes. This area could contain a large gold mineralized zone, which has so far been overlooked, due to its thick clay cover, which was thought to be due to weathering of the volcanic ash, but is the result of potassic alteration. Golconda plans to drill three 750 ft. holes to test this area.

Gold mineralization at South Monitor occurs predominantly in north-south structures. The Monitor Flat claims are situated on these structures to the south. Except for two (2) little hills, the area is completely covered by sand and gravel. Golconda drilled four (4) holes in 2004, covering an area of 1 km. north-south and 500 m. east-west. The holes reached depths from 400 ft. to 620 ft. All four holes showed anomalous gold values down to the bottom of each hole. Four holes are planned to be drilled to a depth of 1,000 ft. each to see how the gold mineralization behaves at greater depth.

NEVADA – SILVER

Merger Prospect

In early 2005, Golconda concluded that silver might improve in price more than gold and started looking for good silver prospects. Golconda, together with a private party, entered into an option agreement with a subsidiary of Seabridge Gold for the Merger property, whereby each Golconda and the private party can each earn a 35% interest by producing a bankable feasibility study. The property is situated about 40 miles (65 km.) each of Tonopah in the Kawich Range. It consists of 49 claims surrounding the old Merger silver mine and of another 18 claims about 3 miles (5 km.) to the west at the edge of the Range.

The Merger Mine exploited a 1 ft. to 2 ft. wide high grade silver vein in the early nineteen hundreds. Production was small. A soil geochemical survey carried out on a grid of 100 ft. x 300 ft. and covering an area of 6,000 ft. by 5,000 ft. showed some interesting results. Gold anomalies were well defined, narrow and followed a N55W trend, which is the trend of the district. The silver anomalies are confirmed to the southeastern part of the property, which has also the lowest elevation and occur as broad areas in the bottom of two (2) canyons. One diamond drillhole, drilled by Keradamex in the early 1980's intersected from 390 ft. to 756 ft., the end of the hole, a zone of quartz veining with high sulfides, which averaged 1 oz. silver per ton. The lower 50 ft. of the hole has a slightly better grade.

It seems that the hole intersected the upper part of a boiling horizon in which case the higher grade part of the silver mineralization lies still below.

It is intriguing that the soil geochemical survey encountered values of over one half ounces of silver per ton once the elevation was about 400 ft. lower than the collar of the drillhole. It seems possible that this represents the top of the boiling horizon, in which case the extent of the boiling horizon could be several thousand feet. Initially, ten (10) holes are planned to be drilled to depths of up to 1,200 ft.

In the western part of the Merger Mine, sampling shows that a high grade gold zone cuts through the silver vein. Underground and in two (2) pits at surface gold values of over 1 oz. per ton are obtained. The 18 claims at the edge of the range lie in the extension of this zone and samples obtained from a silicified little hill sticking out in the flats showed gold values of up to 52 grams of gold per tonne (1.52 oz. gold per ton). Several shallow holes are planned to be drilled in this area.

4-Aces Claims

Golconda has entered into an option agreement to earn 60% by spending US$500,000 and an additional 20% by producing or bankable feasibility study. The property consists of 25 claims and is situated in the Sylvania mining district, about 75 miles southwest of Tonopah. Silver, lead, and zinc occurs in a limestone band within the Sylvania granite intrusive. The limestone band is between 60m. (200 ft.) and 200m. (650 ft.) thick and about 3 km. (10,000 ft.) long. The mineralization occurs at the lower part of the limestone, which has been converted to skarn.

Narrow high grade zones (2-5 ft.) of 10% plus lead, 10% plus zinc, and 10 oz. plus silver have been mined in the past since 1860, but no working went deeper than 200 ft. The property has never been drilled. With a strike length of about 10,000 ft. (3 km.) of the limestone band, it seems logical that the depth should be greater than the 200 ft. (60 m.) attained in the old workings. Additionally, the Sylvania intrusive is host to the largest molybdenum occurrence in Nevada (Cucomungo prospect) and samples containing several per cent molybdenum have been described in a paper by the U.S. Geological Survey. (Molybdenum sells at over US$20 per pound.) Tungsten also occurs in some areas in amounts of several kilograms per ton. (Tungsten sells at over US$20.00 per kg.) Zinc, which until recently, was more of a detriment than an asset, made the mining in the past unattractive.

The 4-Aces property has, in Golconda's opinion, a very large potential, yet it is one of the most under explored properties in Nevada.

Golconda plans a detailed mapping and sampling program because of the obvious zoning of the mineralization, which has never been documented. This will be followed by an intensive drilling program.

OBJECTIVES FOR 2006

Shulin Lake – Drill test two magnetic anomalies in search for the diatreme, which produced the volcanic ash that included the microdiamonds found in earlier drilling – results:

- Drilling encountered welded tuff indicating a closer proximity to the diatreme. Difficult ground conditions, which caused caving of the holes halted the drilling for this winter. Further drilling will have to be done next winter.

Wapawekka – Drilling from the ice on Wapawekka Lake did not reach its target. Because of poor ice conditions, this year's drilling had to be cut short.

Ralston Valley and Baxter Spring – Four holes, each 1,200 ft. deep, are planned to test the gold mineralized parts of two (2) structures on the Ralston Valley claims. Two (2) holes, each 1,750 ft. deep, will be drilled underneath two (2) jasperoid bodies on the Baxter Spring claims.

South Monitor and Monitor Flat – Initially three (3) 750 ft. deep holes will be testing for gold mineralization underneath a large clay altered area on the South Monitor claims. Four (4) 1,000 ft. deep holes will test gold mineralization below 500 ft. depth on the Monitor Flat claims.

Merger – Ten (10) holes varying from 600 ft. to 1,200 ft. in depth will be testing for silver mineralization in an area of 2,000 ft. by 3,000 ft. Several 600 ft. to 800 ft. holes will test a high grade gold occurrence on the 18 separate claims.

4-Aces – Detailed mapping and sampling of skarn related silver, lead, and zinc mineralization will be followed by an intensive drilling programs.

Drilling in Nevada this year will test seven (7) different targets with established gold or silver mineralization. Each of the drilling programs has the potential to lead to a significant discovery.

On behalf of the Board of Directors,

G. Liedtke

Guenter J. Liedtke
President
April 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is April 25, 2006.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005, copies of which are filed on the SEDAR website.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable. Golconda in listed on the TSX Venture Exchange with the symbol "GA".

DISCLOSURE CONTROL AND PROCEDURES

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis, particularly, information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2005.

SIGNIFICANT ACCOUNTING PRINCIPLES

A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest titles to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED ANNUAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the last two completed financial years. The financial information is derived from and should be read in conjunction with the consolidated financial statements and notes thereto for the financial years ended December 31, 2005, and 2004 prepared in accordance with GAAP:

	2005	2004
Revenue	$0	$0
Net Loss	$1,104,135	($772,090)
Basic Loss per share	($0.02)	($0.01)
Total Assets	$4,262,050	$4,382,037
Total Liabilities	$297,842	$540,874

Loss per share, basic and diluted – The loss per share increased at $0.02 ($0.01 in 2004). Golconda uses the treasury stock method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

Assets – Total assets have decreased by $119,987 in 2005.

Liabilities – Total liabilities have decreased by $243,032 in 2005. The trade payables decreased by $141,912 at December 31, 2005. The liabilities include trade payables at December 31, 2005 from drilling programs and shareholders' loans in the amount of $91,989.

The net loss includes $839,877 in write-downs of mineral properties ($409,934 in 2004) and $254,944 in general and administrative costs ($232,415 in 2004). In 2005, the following claims were not renewed: Ennis Lake and Peter Lake, Saskatchewan; Lone Peak, British Columbia; and Red Lake, Ontario, as Golconda had no further exploration plans on these mineral claims.

Mineral Exploration Activities

The Company holds interests in various mineral properties located in Canada and the United States. During the year 2005 it carried out exploration programs on the following properties:

1. Northern Mining District, Saskatchewan

Wapawekka and Wert Lake

Wapawekka West, Saskatchewan - The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in two projects: Wapawekka West, which consists of 3 grouped claim blocks and one claim (7207 hectares); and Wert Lake which consists of 2 grouped claim blocks and 2 claims (7322 hectares). In addition, in 2005, Golconda acquired by staking 100% interest in three mineral claims (6,708 hectares) and a 50% interest in one claim (4,968 hectares) located to the east of the Wapawekka block - the other 50% interest in the single claim is held by an at arm's length private company. The Company's staking cost was $14,503.

Pursuant to an Option Agreement, dated October 15, 2004, an at arms' length private company can earn a 30% legal and beneficial interest in the property by incurring exploration expenditures on the property in the aggregate of one million Canadian dollars by October 15, 2006.

A diamond-drilling program in 2001 intersected a massive sulphide lens of magnetic phyrrotite. In 2004, Golconda completed an airborne magnetic survey, and on May 21, 2004, announced the results, which showed that the massive sulfide lens of magnetic phyrrotite appears to continue for an additional 1.2 km to the south, with magnetic values increasing in that direction. The survey map showed additional similar anomalies for a total of 14 anomalies. On October 18, 2004, the Company announced the start of the first phase of a diamond drill program in search of areas of massive sulfide with economic copper and zinc grades. On December 14, 2004, Golconda announced the completion of the first phase of the program for 2004. Four holes, for a total of 1195 meters of diamond drilling, tested Anomaly number Four, located at the centre of the seven on-strike magnetic anomalies, and intersected the same zone which contains the massive sulfide lenses in Anomaly number One. Samples from holes D-3 and D-4 were sent to ALS Chemex in Vancouver, B.C., for assaying for gold, platinum, silver and twenty-six other elements. D-3, a short hole drilled to a depth of 118 meters, reached the basement at 90 meters. The 6-meter core sample from 90 meters to 96 meters showed anomalous gold values of up to 211 ppb, high potassium values, thin quartz veining and strong oxides.

In April 2005, Fugro Airborne Surveys, of Ottawa, completed an airborne electromagnetic survey employing the GEOTEM method that can detect massive sulphide bodies under thick sand cover. The diamond-drilling program started on May 25, 2005. Four zones were drilled, to determine if the conductors are caused by graphitic horizons or by more extended horizons associated with volcanic-hosted massive sulphide mineralization. The three southwesterly-striking parallel conductors are located on the northwestern part of the property and are regionally developed, parallel sulphides zones that can be traced; all three conductors have a strike length of over 8 km. Holes WW-1 and WW-2 tested the easternmost conductor to a depth of 271 m (890 ft) and 287 m (940 ft), respectively. The middle conductors was tested by Hole WW-3 to a depth of 352 m (1157 ft) and WW-4 to a depth of 271 m (890 ft) and it also showed that the anomaly is caused by stratiform sulphides, and not by graphite. Anomalous copper-zinc values were also encountered. Hole WW-5 drilled the westernmost anomaly to a depth of 271 m (890 ft) where it intersected a 45 m thick (150 ft) zone of bedded sulphides, within which a 2.60 m wide (8.5 ft) quartz vein with coarse sulphides occurred. Each anomaly was tested with two diamond drill holes. The anomalies are caused by stratiform sulphides and contain anomalous copper-zinc values. The fourth anomaly, located in the northeastern part of the property, starts about 300m from Wapawekka Lake and runs to the northeast into the lake. The anomaly becomes considerably stronger about 350 m into the lake and remains strong for about 1500 m. The anomaly was tested with two diamond drill holes: Hole WEL-1 and Hole WEL-2 that intersected a narrow zone of massive sulfides with low copper-zinc values at the beginning of an electromagnetic anomaly. The highest part of the anomaly occurs about 1 Km inside Wapawekka Lake. Core drill samples were sent to ALS Chemex, Vancouver, B.C.

Guenter J. Liedtke, P. Geol., supervised all holes, with the exception of holes 4 and 5, which were supervised by Gerhard Jacob, Geologist.

During 2005, Golconda incurred $262,768 ($103,420 in 2004) in exploration expenditures on the property. The costs included prospecting, sampling, surveying ($140,546) and geological services. The staking cost was $14,503.

Subsequent to the year-end, on April 4, 2006, Golconda announced that two holes had been drilled through the ice of Wapawekka Lake to test airborne electromagnetic anomalies. Hole WW-1 was drilled a depth of 369 m (1210 ft) and intersected a "layered gabbro complex". Overlying clayish lake sediments caused the anomaly.

2. Nye County, Nevada

Golconda holds various mineral projects in the Nye County, Nevada. To maintain the claims in good standing, Golconda pays annual rental fees to the US Federal Government and to the Nye County Government. In 2005, Golconda paid annual rental fees of $34,976 ($20,109.53 in 2004) in Canadian funds.

South Monitor (80% interest)

The South Monitor property is located 40 km southeast of Tonopah, Nevada and consists of unpatented 43 claims. An assessment of the original 108 claims was made after completion of the 2004 drilling program, and claims that showed no hydrothermal alteration (indicating potential gold mineralization) or were not considered strategically important, were not renewed.

Pursuant to an agreement dated April 13, 1995 Golconda acquired an option to earn a 60% interest in 108 claims by incurring accumulated expenditures of US$750,000 to April 2001. In 2002, Golconda negotiated a new agreement and, on November 18, 2002, it acquired a 50% interest in the 108 claims from Touchstone Resources, Inc, by issuing 300,000 common shares at the deemed price of $0.20 per share and 300,000 warrants to purchase an additional 300,000 common shares at the price of $0.20 for a two-year period. In addition, Golconda acquired an additional 30% interest in the claims on December 5, 2002 from Nassau, Ltd. by issuing 120,000 common shares at the deemed price of $0.20 per shares and 120,000 warrants to purchase an additional 120,000 common shares at the price of $0.20 per share for a two-year period. These agreements supersede the option agreement dated April 13, 1995. The warrants expired in 2004, with the exception of 6,000 warrants held by Touchstone Resources, Inc. and exercised in April 2004.

In 2004, Golconda started a follow-up drilling program on the property for high-grade, bonanza vein-type gold and silver. The scope of the program was to intersect at a depth below 800 ft vertical a vein system that was intersected during a reverse circulation drill program in 2003. On May 21, 2004, the Company announced the results of the first diamond drill hole at a depth of 1,515 feet. The assay analysis was performed by ALS-Chemex, Vancouver, B.C., with fire assay for gold and ICP for silver and twenty-six other elements. Gold and silver values are increasing with depth in the vein zones with a high of 148g silver/tonne (4.31 oz Ag/ton)–the highest silver value ever encountered on the property. From a depth of 10 feet, the hole intersected strong hydrothermal alteration with alternating vertical zones of silification and quartz veining, and wide zones of very strong clay alteration Gold reached a high of 0.297 g/tonne (0.009 oz/ton) from 660 ft to 674 ft. The results showed that the drilling overshot the zones of banded quartz veining which are expected to carry to high-grade gold/silver values in the boiling horizon, at depth. The follow-up reverse circulation drill program planned for 2005 was postponed.

During the year ended December 31, 2005, the Company incurred $20,633 in exploration expenditures on this property ($263,140 in 2004).

Ralston Valley (100% interest)

The Ralston Valley property is located 35 km northeast of Tonopah, Nevada and consists of 60 claims.

The claims are situated to the southeast of the outcropping Paleozoic rocks in the Baxter Spring area at the southern tip of the Toquima Range. Carlin-type gold mineralization occurs here in Paleozoic carbonaceous siltstones, shales and limestone. The Ralston Valley claims cover the west and east extension of two gold mineralized structures, and it is projected that the silty, laminated limestone, which is the lower, more prospective part of the Paleozoic sequence, is in contact with a cretaceous granite intrusion. Most of the gold in the Carlin district is bound to a similar laminated limestone.

In 2004, seven reverse-circulation holes (RV9 to RV-15) were drilled on the property to delineate areas where the two mineralizing structures intersect the favourable silty limestone sequences. The core samples were analyzed by ALS-Chemex, in Vancouver, B.C.

On December 19, 2005, Golconda announced that it was looking for tenders for a 2006-drilling program in the West and East gold mineralized structures.

Golconda plans to drill one hole in the west structure, where Hole RV-13 intersected a limy shale sequence from 244 m to 326 m depth (800 to 1070 ft), below a younger basalt flow. Anomalous gold, silver, arsenic and barium, as well as phosphorus occurred throughout this zone. From 326 m to 357 m (1070 to 1170 ft), no anomalous values were recovered in a non-calcareous shale horizon. Although Hole RV-13 was drilled about 230 m (750 ft) east of the western structure and penetrated a higher, less favourable horizon, it showed consistent anomalous values in gold and associated elements. The 2006 hole will be drilled 250 m to the west to intersect this horizon and, possibly, other more favourable horizons close to the contact with the structure. It should go to a depth of 458 m (1500 ft) or more.

In the East Structure, Golconda plans to drill one hole that will twin Hole RV-14, which intersected a clay zone from 123 m to 153 m (400 to 500 ft) but had to be abandoned at 162 m (530 ft). Assay results showed that the clay zone was most likely the hydrothermally altered eastern structure. The share horizon below is anomalous in gold and other associated elements. Barium, at 0.389%, and phosphorus, at 0.778%, were the highest values encountered by Golconda on the property, and could be indicative of a well-mineralized system close-by. The most favourable silty, laminated limestone horizons are expected to occur closer to the surface. Another hole will be drilled 1200 m (4000 ft) along trend to the structure, to the southeast. Both holes are projected to go to a depth in excess of 1000 ft each. The position of additional holes will be bases on the alteration and rocks encountered in these first three drill holes.

During the year ended December 31, 2005, the Company incurred $15,453 ($111,612 in 2004) in exploration expenditures on this property.

Merger Project

The Merger property is located 70 km east of Tonopah and encompasses 67 unpatented claims (54 hectares) and the claims are registered in the name of Pacific Intermountain Gold Corp.

On February 28, 2005, Golconda and Cook Exploration Corp., a private company, have entered into an option agreement with Pacific Intermountain Gold Corp. ("Pacific Intermountain"), a wholly owned subsidiary of Seabridge Gold Inc., to acquire a combined interest of up to 70% in the Merger property, Nye County, Nevada. Golconda and Cook Exploration Corp. can earn a 50% interest by spending a total of $1 million in exploration before February 28, 2010, and by making a US $750,000 payment to Pacific Intermountain within ten days following completion of said expenditures. Both companies can earn an additional 20% interest by providing a feasibility study to Pacific Intermountain on or before February 28, 2014. Golconda believes that gold and silver prices will increase substantially in the near future, and for that reason sees the advantage of acquiring prospective high-quality gold/silver properties.

During the year 2005,Golconda incurred $9,114 in exploration expenditures on this property (in 2004, $7,586 in "due diligence" preliminary exploration expenditures).

3. Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 178 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator. On April 4, 2005, 126 mineral claims were staked adjacent to the Shulin property (PETE 1- 126).

In June 2001, the Company acquired the issued and outstanding shares of 885301 Alberta Ltd. along with its assets through the issuance of 1,500,000 shares at a deemed price of $0.30 per share, for a total purchase cost of $450,000. The assets included the 40% interest in the Shulin Lake 152 mineral claims. In 2002, the Company increased its interest in the mineral claims to 51% through incurring $150,000 US in exploration costs.

In 2004, as a follow-up to the 2003 diamond drilling program (two holes), the joint venture drilled five holes on the property (DSL 18 - DSL 22) and 19 selected core samples were sent to SGS Lakefield Research Laboratory, in Ontario ("Lakefield Research"), for caustic fusion and diamond recovery. Golconda announced the laboratory results on October 6, 2004. Lakefield Research had identified three fragments in one 8 kg drill core sample consisting of unconsolidated material. The three fragments of transparent, white diamonds have the following dimensions: (0.66 x 0.43 x 0.41 mm); (0.29 x 0.20 x 0.10 mm); and (0.17 x 0.14 x 0.08 mm). The total weight was reported at 0.001 carats. The diamond drill bits used in the drilling program were certified to contain no natural diamonds. The diamondiferous sample was recovered from hole DSL 22. The drill holes were widely spaced with more than 200 m spacing. Hole DSL 22 was drilled 600 m north of the others. The holes were drilled to test a large (several kilometers diameter) circular topographical feature recognizable on a satellite photo. The drilling identified the centre of a volcanic system. On December 17, 2004, the Company announced that a re-evaluation of an airborne magnetic survey of the property revealed numerous intrusive-style magnetic anomalies. Purple and orange garnets found in fusion residues from the samples submitted to Lakefield Research had been sent to R.L. Barnett, Geological Consulting Inc., of London, Ontario, for microprobe analysis. Five purple garnets submitted were G-9 garnets and twelve orange garnets were high magnesium pyropes (19-20% MgO) with high titanium content indicating a strong eclogitic component. Of particular importance is that a low manganese content shows that these fall into the field of diamond-associated garnets (diamond-associated garnets are those included in diamonds, occurring in diamond-bearing samples, or occurring inside the diamond stability field). Also, the calcium to chrome ratio is that of garnets associated with diamonds and not with graphite. Although diamond inclusion chromites and other indicator minerals have been detected by microprobe before, this is the first time that pyropes have been found on the Shulin Lake property. This is likely due to the fact that Hole DSL 22 was drilled into the pipe-like anomaly.

The 2005 joint venture drilling program tested three anomalies shown in an airborne magnetic survey of the centre of a volcanic system identified by drilling in 2004. The program started in January and, on July 13, 2005, the Company announced the assaying results of nine samples obtained from three holes. Lakefield Research recovered one, white diamond fragment from sample B3 – drill Hole 25. The dimensions of the diamond are 0.46 x 0.26 x 0.14 mm. The other 8 samples did not contain diamonds. The samples had a total weight of 2400 kg and consisted of volcanic tuft. The results thus far indicate that different phase of tuff exist, of which at least one phase is closely associated with diamonds. Golconda, as operator of the joint venture, is currently devising a program that will determine the origin of the diamondiferous tuff phase, which Golconda believes to be located no more than two or three km from the tested area. Three different anomalies could potentially be the origin of the diamondiferous tuffs.

During the year ended December 31, 2005, the Company incurred $196,805 ($190,843 in 2004) in exploration expenditures on the property and $ 22,032 in staking cost.

Subsequent to the year-end, on April 4, 2006 Golconda announced that the joint venture drilled four holes during the winter season in search for the diatreme that is the origin of indicator minerals. The first two holes went through 200 ft. of volcanic ash into underlying sandstone; Hole 3 caved-in at 313 ft depth in unconsolidated sand, gravel and boulders. A layer of welded tuff within this unusual sequence (a rock-type which has never been encountered before) indicates the close proximity to the source of the volcanic rock. Hole 4 caved-in at a depth of 200 ft. Samples from the volcanics in Hole 3 will be tested for diamond and indicator minerals.

RESULTS OF OPERATIONS

During the year ended December 31, 2005, the Company sustained a loss of $1,104,135 or $0.02 compared to a loss of $772,090 or $0.01 per share for the year ended December 31, 2004.

General and Administrative expenses were $254,944 compared to $232,415 in 2004. The Company did not incur investor relations expenses in 2005 and 2004. Geological consulting fees charged by G.J. Liedtke, President and Director of the Company, during the year 2005 were $69,650, which was capitalized to deferred mineral exploration costs in 2005 ($60,550 in 2004).

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2005 the Company received the following proceeds: (i) $288,750 from the exercise of an aggregate of 825,000 warrants at $0.35 per share; (ii) $877,500 from the exercise of an aggregate of 2,925,000 warrants exercised at $0.30 per share; and $52,500 from the exercise of 150,000 options at $0.35 per share, for a total of $1,218,750 ($879,500 in 2004) and spent $718,050 in deferred exploration expenditures ($742,720 in 2004).

Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance as at December 31, 2005 was $4,098 compared to $2,902 December 31, 2004. Current accounts payables and accrued liabilities are $205,853 compared to $347,765 at December 31, 2004.

At December 31, 2005, the Company's investment in resource property costs was $4,190,403 ($4,312,230 at December 31, 2004). Shareholder equity or net assets totaled $3,964,208 ($3,841,163 at December 31, 2004).

RELATED PARTY TRANSACTIONS

The Company paid to officers the following amounts: for deferred exploration expenditures $69,650 ($60,550 in 2004), for general and administrative services $31,000 (2004, $29,000).

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal or par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Common Shares	Price
	Balance, December 31, 2004	43,199,734	
Exercise of Warrants	February 22, 2005	825,000	$0.35
Exercise of Warrants	March 2, 2005	2,925,000	$0.30
Exercise of Options	October 24, 2005	150,000	$0.35
	Balance, December 31, 2005	**47,099,734**	

a) Warrants

The 825,000 warrants exercised on February 22, 2005 were issued on August 23, 2003 pursuant to a private placement of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable to acquire one additional share at the price of $0.35 per share for a period of one year expiring on August 21, 2004. On August 17, 2004, the TSX Venture Exchange announced its consent to the extension of the expiry date of the 1,500,000 non-transferable warrants to February 21, 2005. The balance of 675,000 warrants expired at the close of business on February 21, 2005. The Company received proceeds totaling $288,750. The 2,925,000 warrants exercised on March 2, 2005, were issued on March 3, 2004 pursuant to a private placement of 3,000,000 units at the price of $025 per unit. Each unit consisted of one share and one non-transferable warrant exercisable to acquire one additional share at the price of $0.30 per share for a period of one year expiring March 2, 2005. The balance of 75,000 warrants expired at the close of business on March 2, 2005. The Company received proceeds totaling $877,500.

As at the date hereof, there are nil share purchase warrants outstanding. Golconda is currently raising funds through a private placement of equity shares to finance its exploration programs, settle current debts and for working capital. In the event it is completed and the maximum number of units are issued, there will be an additional 5,000,000 common shares issued at $0.20 per share, and 2,500,000 warrants to purchase 2,500,000 common shares at the price of $0.30 per share for a period of one year from the date of issuance.

b) Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants that conforms to the requirements of the TSX Venture Exchange and that requires the annual approval by the shareholders. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. As at the date hereof, there are 3,600,000 stock options outstanding. Details of stock options outstanding as at December 31, 2005 are disclosed in Note 6 c) to the audited consolidated financial statements.

During the year 2005, a director exercised options to acquire 150,000 shares at $0.35 per share. Golconda received proceeds of $52,500.

On January 14, 2005, the Company granted employee options to acquire 25,000 shares at a price of $0.25 per share for a five-year period expiring at the close of business on January 13, 2010. On October 17, 2005, aggregate director options to acquire 650,000 shares at $0.35 per share expired; on November 30, 2005, a total of 480,000 employee options to acquire 480,000 shares at $0.25 per share were terminated; and on December 31, 2005, consultant options to acquire 75,000 shares at $0.25 per share were terminated.

SUBSEQUENT EVENTS

On January 5, 2006, Golconda granted director, officer and employee options to acquire 1,400,000 shares at the price of $0.25 per share for a period of five years expiring at the close of business on January 4, 2011. 1,300,000 of these options were granted to directors. On April 5, 2006, Golconda granted employee options to acquire 25,000 shares at $0.25 per share for a five-year period expiring at the close of business on April 4, 2011.

On January 12 and 16, 2005, Golconda made the following announcements:

Four Aces, Nye County, Nevada: Effective April 1, 2006, Golconda entered into an option agreement with a private party whereby Golconda can earn 60% interest in the 11 unpatented mineral claims by spending US$500,000 in exploration over five years; after Golconda has earned the 60% interest, it can earn an additional 20% interest in the claims by committing to fund the property through bankable feasibility, to be completed within five years. Golconda is required to pay US$3,500 at signature, US$3,500 after six months, and US3,500 after one year and, thereafter, semi-annual payments of US$5,000 per year.

Ralston Valley, Baxter Springs Mining District, Nye County, Nevada: Effective December 1, 2005,Golconda has entered into a joint venture agreement with two at arm's length private parties whereby Golconda can earn a 50% interest in 36 unpatented mineral claims by spending US$400,000 in exploration, including the drilling of three holes to a minimum depth of 1500 ft, and by payments of US $5,000 due on the effective date of the agreement and each year thereafter during the term of the agreement; Golconda shall reimburse one of the private parties for the claim fee payments made to the Bureau of Land Management and Nye Count during 2005 and shall make all claim fee payments during the term of the agreement.; Golconda may extend the agreement for an additional term of five years to earn an additional 15% interest in the property by committing to fund the property through bankable feasibility within five years after electing to do so. These claims border Golconda Ralston Valley RV claims and cover the continuation of the two mineralized structures being explored by the Corporation.

Wapawekka and Wert Lake, Northern Mining District, Saskatchewan: Effective January 15, 2006,Golconda and an at arm's length party have amended the 2-year option agreement entered on October 15, 2004, whereby the private party can earn an additional 19% interest, for a total of 49% interest in the property, by incurring an additional $750,000 in exploration expenditures thereof on or prior to October 15, 2008.

RISK AND UNCERTAINTIES

The basic business plan of Golconda is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, Golconda has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to production costs. Such prices have fluctuated widely and are affected by numerous factors beyond the Company's control.

Historically Golconda has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licences and permits from various governmental authorities. There can be no assurance that Golconda will be able to obtain all necessary licences and permits that may be required to carry out exploration and development on its projects.

CHARTERED ACCOUNTANTS
dedicated comprehensive service

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
April 28, 2006

(Signed) **DCS Chartered Accountants**

Suite 555, 999 – 8th Street SW, Calgary, Alberta, T2R 1J5 P: (403)-245-1717 F: (403)-244-9306

GOLCONDA RESOURCES LTD.

Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

As at December 31, 2005 and 2004

	2005	2004
Assets		
Current		
Cash and cash equivalents	$ 4,098	$ 2,902
Accounts receivable	5,972	5,444
Prepaid expenses	585	-
	10,655	8,346
Equipment - Note 3	2,745	3,260
Mineral properties and deferred expenditures - Note 4	4,190,403	4,312,230
Mineral reclamation deposits	58,247	58,201
	$ 4,262,050	$ 4,382,037
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 205,853	$ 347,765
Advances from shareholders - Note 5	91,989	193,109
	297,842	540,874
Nature of operations and going concern - Note 1		
Commitment - Note 10		
Shareholders' Equity		
Share capital - Note 6	13,705,363	12,366,613
Warrants	-	120,000
Contributed surplus	351,074	342,644
Deficit	(10,092,229)	(8,988,094)
	3,964,208	3,841,163
	$ 4,262,050	$ 4,382,037

Approved on behalf of the Board:

(Signed) **Guenter J. Liedtke, Director**

(Signed) **Terry S.C. Chan, Director**

See accompanying notes

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2005 and 2004

	2005	2004
Expenses		
Write down of mineral properties	$ 839,877	$ 409,934
Amortization	884	1,097
General and administrative	254,944	232,415
Stock-based compensation	8,430	128,644
	1,104,135	772,090
Net loss	(1,104,135)	(772,090)
Deficit, beginning of year	(8,988,094)	(8,216,004)
Deficit, end of year	$(10,092,229)	$ (8,988,094)
Loss per share - basic and diluted	$ (0.02)	$ (0.01)
Weighted average number of common shares	46,369,000	42,492,000

See accompanying notes

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

	2005	2004
Cash provided by (used for):		
Operating activities		
Net loss	$ (1,104,135)	$ (772,090)
Add items not affecting cash		
Amortization	884	1,097
Stock-based compensation	8,430	128,644
Write down of mineral properties	839,877	409,934
	(254,944)	(232,415)
Net change in non-cash working capital items		
Accounts receivable	(528)	(5,444)
Prepaid expenses	(585)	3,243
Loan receivable	-	8,000
Accounts payable and accrued liabilities	(10,690)	(257,834)
	(266,747)	(484,450)
Financing activities		
Advances from (repayments to) shareholders	(101,120)	217,797
Issue of shares for cash		
Private placement	-	750,000
Exercise of warrants	1,166,250	1,200
Exercise of options	52,500	56,000
Costs of issuing shares	-	(4,450)
	1,117,630	1,020,547
Investing activities		
Deferred exploration expenditures	(718,050)	(742,720)
Deposits paid	(46)	(9,700)
Equipment expenditures	(369)	-
Accounts payable and accrued liabilities relating to investing activities	(131,222)	212,166
	(849,687)	(540,254)
Increase (decrease) in cash	1,196	(4,157)
Cash and cash equivalents , beginning of year	2,902	7,059
Cash and cash equivalents, end of year	$ 4,098	$ 2,902

Supplemental disclosure of non-cash investing and financing activities:

Issuance of common shares:

	2005	2004
- acquisition of mining claims	$ -	$ 15,000
- settlement of shareholder advances on exercise of options	-	52,500

See accompanying notes

Note 1 - Nature of Operations and Going Concern

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties.

To date, the Company has not earned significant revenues and is considered to be in the development stage. The Company has relied on its ability to raise funds through equity financings to finance continued operations and meet its ongoing mineral property expenditure commitments. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in Note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

The consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Note 2 - Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimated.

Note 2 - **Significant Accounting Policies** ***(Continued)***

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

c) Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, cash in banks and short-term investments with maturities of less than three months at date of acquisition.

d) Equipment

Equipment is stated at cost less accumulated amortization. Equipment is amortized over its estimated useful life using the declining balance method at annual rates of 20% for office furniture and equipment and 30% for computer equipment.

e) Mineral properties

Direct costs relating to the acquisition, exploration and development of mineral properties, including interest on borrowings directly related to a property, are capitalized on an area of interest basis. When the Company is the operator of a project and incurs costs on behalf of joint venture partners, these costs are periodically charged back to the partners and are recorded as operator recoveries. Operator recoveries are credited to exploration costs. Cumulative expenditures will be charged against income, through unit-of-production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through common shares

The Company credits the proceeds of flow-through common shares, which transfer the deductibility of exploration expenses to the investor, to share capital. A future tax liability is recorded and share capital is reduced by the cost of future income taxes when the expenditures are renounced to the holders of these shares.

Note 2 - Significant Accounting Policies *(Continued)*

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a share option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Awards of share options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital.

l) Asset retirement obligation

The Company recognizes the estimated fair value of an asset retirement obligation (ARO) in the period in which it is incurred when a reasonable estimated of the fair value can be made. The fair value of the estimated ARO is recorded as a liability with a corresponding increase in the carrying amount of the related asset. ARO is initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proved resources. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost results in an increase or decrease to ARO.

As the Company's mining properties are in the exploratory phase no liability exists for reclamation costs, accordingly, no ARO has been recorded in these consolidated financial statements.

Note 3 - Equipment

	2005			2004
	Cost	**Accumulated Amortization**	**Net Book Value**	**Net Book Value**
Office furniture and equipment	$ 10,845	$ 9,209	$ 1,636	$ 1,676
Computer equipment	10,206	9,097	1,109	1,584
	$ 21,051	$ 18,306	$ 2,745	$ 3,260

See accompanying notes

Note 4 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Net Carrying Amount 2005	Net Carrying Amount 2004
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 550,164
Lone Peak	90	-	-	-	213,128
Peter Lake	100	-	-	-	45,006
Red Lake	100	-	-	-	35,992
Wapawekka	100	21,743	1,138,884	1,160,627	897,859
		26,801	1,138,884	1,165,685	1,742,149
United States					
Merger	35	17,629	16,700	34,329	7,586
Monitor Flats	100	14,061	78,278	92,339	88,048
Ralston Valley	100	41,061	279,596	320,657	305,204
Shulin Lake, Alaska	51	160,242	1,221,712	1,381,954	996,537
Silver Bow		-	2,100	2,100	-
South Monitor, Nevada	80	110,631	1,082,708	1,193,339	1,172,706
		343,624	2,681,094	3,024,718	2,570,081
		$ 370,425	$ 3,819,978	$ 4,190,403	$ 4,312,230

The Company has capitalized and deferred general and administrative expenses of $69,650 (2004 - $60,550) during the year.

During 2005 the Company wrote down the carrying amounts related to certain of the mineral claims not renewed for Ennis Lake, Lone Peak, Peter Lake and Red Lake properties as the Company had no further exploration plans on these respective mineral claims.

See accompanying notes

Note 4 - **Mineral Properties and Deferred Expenditures** ***(Continued)***

Contractual options and commitments

a) Merger Property, Nevada

Pursuant to an agreement dated February 28, 2005, the Company and a joint venture partner acquired an option to earn a 70% interest in 67 claims covering 1,360 acres in Nye County, Nevada. The Company and the joint venture partner can earn 50% interest by incurring accumulated exploration expenditures of $1 million before February 28, 2014, and making a US $750,000 payment within ten days after completion of its expenditures. The Companies can earn the additional 20% interest by providing a feasibility study on or before February 28, 2014.

b) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. Of the common share warrants issued 6,000 were exercised prior to their expiry on November 14, 2004 (Note 6(b)). In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supersede the option agreement dated April 13, 1995.

To keep the claims in good standing the Company pays annual rental fees of $125 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2005 the Company was in compliance with the amended option agreement and all 43 claims were in good standing.

Note 5 - **Advances from Shareholders**

Advances from shareholders are unsecured, non-interest bearing and due on demand.

Note 6 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2003	39,798,734	11,496,363
Issued during the year		
Private placement	3,000,000	745,550
Exercise of stock options	345,000	108,500
Exercise of warrants	6,000	1,200
Acquisition of mineral claims	50,000	15,000
Balance, December 31, 2004	43,199,734	$12,366,613
Issued during the year		
Exercise of stock options	150,000	52,500
Exercise of warrants	3,750,000	1,166,250
Fair value transfer on exercise of warrants	-	120,000
Balance, December 31, 2005	47,099,734	$13,705,363

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

Note 6 - **Share Capital** *(Continued)*

c) Stock option plan *(Continued)*

A summary of the status of the stock option plan as of December 31, 2005 and 2004 and changes during the years then ended is presented below:

	2005		2004	
	Stock Options	**Weighted Average Exercise Price ($)**	**Stock Options**	**Weighted Average Exercise Price ($)**
Outstanding, beginning of year	3,505,000	0.28	3,405,000	0.30
Granted	25,000	0.35	1,100,000	0.26
Exercised	(150,000)	0.35	(345,000)	0.31
Expired	(1,205,000)	0.25	(655,000)	0.34
Outstanding, end of year	2,175,000	0.26	3,505,000	0.28
Exercisable, end of year	2,175,000		3,505,000	

The following table summarizes information about stock options outstanding at December 31, 2005:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$ 0.35	25,000	January 13, 2010
	2,175,000	

Note 6 - **Share Capital** *(Continued)*

c) Stock option plan *(Continued)*

The Company has recorded stock-based compensation expense of $8,430 (2004 - $128,644) in the consolidated statement of loss and deficit related to the 25,000 (2004 – 1,100,000) options granted in the year. The compensation expense has been determined based on the fair value of the options at the grant date. The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free rate	3.6%	3.9%
Expected volatility	183.69%	48.4%
Annual dividend yield	0.0%	0.0%
Expected life of options	5 years	5 years

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2005 and 2004 and changes during the years then ended is presented below:

	2005		2004	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	4,500,000	0.32	2,197,500	0.32
Issued	-	-	3,000,000	0.30
Exercised	(3,750,000)	0.31	(6,000)	0.20
Expired	(750,000)	0.35	(691,500)	0.26
Outstanding, end of year	-	-	4,500,000	0.32

Note 7 - Income Taxes

a) Expected income tax expense

The income tax provision differs from the amounts computed by applying the combined expected Canadian Federal and Provincial statutory rate of 37.6% (2004 – 38.8%) for the following reasons:

	2005	2004
Expected income tax recovery	$ (415,000)	$ (300,000)
Non-deductible expenses	4,000	50,000
Unrecognized benefit from loss carry-forwards	411,000	250,000
Provision for income taxes	$ -	$ -

b) Future income tax assets

Temporary differences and carry forwards that give rise to future income tax assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets (liabilities):		
Mineral properties	$ 39,000	$ (336,000)
Operating loss carry forwards	2,255,000	2,380,000
Total gross future tax assets	2,294,000	2,044,000
Valuation allowance	(2,294,000)	(2,044,000)
Net future income tax assets.	$ -	$ -

The valuation allowance offsets the net future income tax assets for which there is no assurance of recovery. The valuation allowance is evaluated considering positive and negative evidence about whether the future income tax assets will be realized. At the time of evaluation, the allowance is either increased or reduced, reduction could result in the complete elimination of the allowance, if positive evidence indicated that the value of the future income tax assets is no longer impaired and the allowance is no longer required.

Note 7 - **Income Taxes** ***(Continued)***

c) Tax pools

As at December 31, 2005, the Company has available for deduction against future taxable income, the following approximate amounts:

	Amount	**Annual Rate of Claim**
Operating loss carry-forwards		
Canada	$ 1,483,000	-
United States	4,514,000	-
Canadian development expenditures	98,000	30%
Canadian exploration expenditures	2,795,000	100%
Foreign exploration and development expenditures	1,382,000	10%
Capital cost allowances	21,000	20- 30%
	$10,293,000	

The availability of deduction of the operating loss carry-forwards against future taxable income expires between the years 2006 and 2015.

d) Operating loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,483,000 and net operating losses for United States income tax purposes of approximately $4,514,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned these losses will expire as follows:

	Cdn	**U.S.**	**Total**
2006	173,000	463,000	636,000
2007	164,000	901,000	1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
2014	234,000	-	234,000
2015	250,000	-	250,000
Future	-	1,936,000	1,936,000
	$ 1,483,000	$ 4,514,000	$ 5,997,000

Note 7 - Income Taxes ***(Continued)***

d) Operating loss carry forwards ***(Continued)***

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

Note 8 - Related Party Transactions

During the year the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

(a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2005	2004
For deferred exploration expenditures	$ 69,650	$ 60,550
For general and administrative costs	31,000	29,000
	$ 100,650	$ 89,550

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the related parties.

(b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2005	2004
Due to a director	$ 2,100	$ 18,450

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

Note 9 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2005	2004
Operating loss		
Canada	$ 1,100,956	$ 770,706
United States	3,179	1,384
	$ 1,104,135	$ 772,090
Identifiable assets		
Canada	$ 1,189,947	$ 1,768,424
United States	3,072,103	2,613,613
	$ 4,262,050	$ 4,382,037
Mineral property expenditures		
Canada	$ 648,831	$ 352,615
United States	69,219	390,105
	$ 718,050	$ 742,720

Note 10 - Commitment

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11 - Subsequent Event

On January 5, 2006 the Company granted 1,400,000 stock options at an exercise price of $0.25 per common share to employees and directors of the Company. These stock options vest immediately and expire on January 4, 2011.

Directors and Officers

Terry S. C. Chan, Calgary, Alberta
Treasurer, Director

Howard G. Coopersmith, Fort Collins, Colorado
Director

Robert E. Crancer, St. Louis, Missouri
Director

Reynoudt Jalink, Calgary, Alberta
Director

Guenter J. Liedtke, Calgary, Alberta
President, CEO & Director

Lyle D. Pederson, Toledo, Ontario
Director

Fosca V. Benvenuti, Calgary, Alberta
Secretary

Transfer Agent

CIBC Mellon Trust Company
600, The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Stock Exchange

Trading Symbol: GA
Listed: TSX – Venture Exchange
Shares outstanding at March 31, 2005: 47,099,734

For additional information, contact:
Guenter J. Liedtke, President
780, Eau Claire Place II
521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3 Canada

Phone: (403) 232-6828
Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Website: http://www.golcondaresources.com

GOLCONDA RESOURCES LTD.
780, Eau Claire Place II
521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3 Canada

Phone: (403) 232-6828
Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Website: http://www.golcondaresources.com

#82-3167

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta
T2P 3T3

RECEIVED
2006 SEP -7 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Golconda Resources Ltd. (the "Corporation") will be held at 3:00 p.m. (Calgary time) on Friday, June 9, 2006 in the Mount Royal Room of the Marriott Hotels Resorts Suites, 110 Ninth Avenue S.E., Calgary, Alberta, for the following purposes:

1. to receive the financial statements for the year ended December 31, 2005 and the auditors' report thereon;
2. to elect directors for the ensuing year;
3. to appoint Dick Cook Schulli, Chartered Accountants, as auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
4. to consider and, if thought appropriate, approve by ordinary resolution the incentive stock option plan; and
5. to transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any shareholder of record at the close of business on April 25, 2006 will be entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Corporation's Transfer Agent: PROXY DEPT, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, T2P 2Z1 at least least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

The specific details of the matters to be brought before the Meeting are set forth in the Information Circular acccompanying this Notice. Copies of the Annual Report of the Directors, Audited Consolidated Financial Statements and Management Discussion and Analysis for the fiscal year ended December 31, 2005 are also enclosed.

DATED at Calgary, Alberta, April 25, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Guenter J. Liedtke"
President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR
For the Annual Meeting of Shareholders to be held on Friday, June 9, 2006

Dated: April 25, 2006.

GENERAL PROXY INFORMATION

This Information Circular is furnished to holders (the "Shareholders") of common shares ("Common Shares") by management of Golconda Resources Ltd. ("Golconda" or the "Corporation") in connection with the solicitation of proxies to be voted at the annual meeting (the "Meeting") of Shareholders to be held at the Mount Royal Room, Marriott Hotels Resorts Suites, 110 Ninth Avenue S.E., Calgary, Alberta, on Friday, June 9, 2006 at 3:00 p.m. (Calgary Time) and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice").

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the management of Golconda. The persons named in the enclosed proxy form are directors or senior officers of Golconda. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

A Proxy will not be valid unless the completed, dated and signed proxy form is deposited at the offices of the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of Golconda. The cost of solicitation will be borne by Golconda. The Chairman of the meeting may in his discretion accept proxies received after this time, up to and including the time of the meeting or any adjournment thereof.

Revocability of Proxies

A Shareholder who has given a proxy may revoke it by either (a) depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing (i) at the registered office of Golconda at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Shareholder personally present.

Advice to Beneficial Holders of Common Shares

Only registered Shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. Shareholders who hold their Common Shares in the name of an "intermediary" such as a bank, trust company, securities broker or other financial institutions (referred to herein as "Beneficial Shareholders"), must seek instructions from their intermediary as to how to complete their instrument of proxy and vote their shares. Beneficial Shareholders will have received this Circular in a mailing from an intermediary, together with a proxy form or voting instruction form. It is important that Beneficial Shareholders adhere to the voting instructions provided to them by their intermediary. The majority of brokers now delegate responsibility for obtaining instructions from client to ADP Investor Communication Corp. ("ADP"), ADP typically mails a voting instruction form in lieu of the proxy form. Beneficial shareholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number or access ADP's dedicated website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Common Shares directly at the Meeting – the voting instructions form must be returned to ADP.** Beneficial Shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instrument form, and return the same as directed by ADP, well in advance of the Meeting.

Exercise of Discretion by Proxy Holders

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to those matters identified in the proxy and Notice. As at the date of this Information Circular, management of the Corporation knows no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. If any such amendment, variation or other matter properly comes before the Meeting, the Common Shares represented by proxy in favour of management will be voted on such matters in accordance with the best judgement of the person voting the proxy.

All shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the Shareholders on any ballot that may be called for. In the absence of such instructions, such shares will be voted in favour of the election of directors nominated by management, the re-appointment of Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation, and the approval of the stock option plan.

Record Date, Voting Shares and Principal Holders

Only Shareholders of record at the close of business on April 25, 2006 (the "Record Date") shall be entitled to Notice of the Meeting. Persons acquiring shares after the Record Date who wish to vote at the Meeting should provide evidence of ownership to CIBC Mellon Trust not later than ten (10) days before the Meeting and request that their name be added to the voters list. All matters to be submitted to Shareholders at the Meeting may be approved by a simple majority of votes cast at the Meeting, in person or by proxy.

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. As at April 25, 2006, the Corporation had 47,099,734 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

As at the date hereof, to the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of Golconda or proposed nominee for election as a director of the Corporation, nor any associate or affiliate of these individuals, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Meeting.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 1005 Consolidated Financial Statements

The audited consolidated financial statements for the fiscal year ended December 31, 2005 of Golconda have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the consolidated financial statements, with the requirements of the *Business Corporation Act* (Alberta) being met with the advance circulation of such financial statements. If any Shareholders have questions respecting the December 31, 2005 consolidated financial statements, the questions may be brought forward at the Meeting.

Appointment of Auditors

Shareholders will be asked at the Meeting to vote in favour of an ordinary resolution to reappoint Dick Cook Schulli, Chartered Accountants, as auditors of Golconda to serve until the close of the next annual meeting of Shareholders of the Corporation, or until they resign or are removed from office as provided by law or by the Corporation's by-laws, at a remuneration to be fixed by the Board of Directors. Dick Cook Schulli, Chartered Accountants, were appointed auditors in 1999.

Election Of Directors

Management of Golconda proposes to nominate the persons named below, and the persons appointed in the accompanying form of proxy intend to vote for the election of those persons as directors of the Corporation. All of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next Annual General Meeting, or until their successors are duly elected or appointed, or until a director vacates his office or is replaced.

Management nominees for the board of directors and information concerning them as furnished by the individual nominees are set out below:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Offices Held and Period served as Director	Principal Occupation
Terry S. C. Chan [1] Calgary, Alberta	243,500	Director since April 1999	Businessman. Realtor with Royal Le Page-Pinnacle
Robert E. Crancer St. Louis, Missouri	605,500	Director since February 1995	Retired businessman
Howard G. Coopersmith Fort Collins, Colorado	80,000	Director since June 1995	P. Geol., President of Diamond Company, NL
Reynoudt Jalink [1] Calgary, Alberta	95,000	Director since April 1999	Businessman, President of Jalink Sports Agency, Inc.
Guenter J. Liedtke [1] (Calgary, Alberta	928,051	President & CEO, Director since November 1986	P. Geol., President of G. J. Liedtke Consulting Ltd
Lyle Pederson Toledo, Ontario	93,000	Director since June 1995	Retired federal senior executive

(1) Member of the Audit Committee.
The Corporation does not have an Executive Committee of its Board of Directors.

Approval of Stock Option Plan

The Corporation currently has an incentive stock option plan (the "Plan") that was approved by the shareholders at the annual meeting held on May 27, 2005. The Plan provides that stock options be granted to directors, officers, employees and consultants. The Plan provides for the issuance of stock options to acquire up to that number of the Corporation's Common Shares equal to 10% of the Corporation's issued and outstanding share capital as at the date of grant. This is a "rolling" plan ceiling, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Corporation's issued and outstanding share capital increases.

Pursuant to the policies of the TSX Venture Exchange, shareholders are required to approve on a yearly basis stock options plans that have a "rolling" plan ceiling. At the Meeting, Shareholders will be asked to vote in favour of an ordinary resolution to confirm, ratify and approve the current incentive Stock Option Plan.

The Plan contains, among other provisions, the following: (1) the aggregate number of shares reserved for issuance to any one individual, within a one-year period, shall not exceed 5% of the issued and outstanding shares; (ii) the number of shares reserved for issuance, within a one-year period, to a consultant or an employee providing investor relations activities shall not exceed 2% of the issued and outstanding shares; (iii) the expiry date will not exceed five years from the date of grant; (iv) the exercise price will not be less than the closing price of the Corporation's Common Shares on the last trading date preceding the date of the grant of stock options, less a maximum discount of 25%; (v) options are non-transferable. The Plan provides that other terms and conditions, including vesting provisions, may be attached to a particular stock option at the discretion of the Corporation's board of directors. Options are subject to early termination in the event of death, or if an optionee terminates his/her position with the Corporation.

The Corporation currently has 47,099,734 common shares outstanding which means that 4,709,973 may be reserved for the grant of options. As at December 31, 2005, there were 2,175,000 Common Shares reserved for the exercise of stock options, being 4.61% of the total issued and outstanding capital.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table provides a Summary of Compensation earned by the Named Executive Officer for each of the Corporation's three most recently completed fiscal years. "Named Executive Officer" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporations' three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. Also, disclosure is required for any individual whose total salary and bonus during the most recent fiscal year was $150,000, whether or not they are an executive officer at the end of the year. At December 31, 2005, the Corporation had one Named Executive Officer, Guenter J. Liedtke, President and CEO.

	Annual Compensation				Long-term Compensation	
Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Other Annual Compensation ($) (1)	Securities Under Option (#) (2)	All Other Compensation (3
Guenter J. Liedtke	2005	Nil	Nil	69,650	650,000	Nil
President and	2004	Nil	Nil	60,550	1,150,000	Nil
Chief Executive Officer	2003	Nil	Nil	61,500	1,150,000	Nil

Notes:

(1) Denotes consulting compensation. See Management Contracts.
(2) Denotes number of common shares of the Corporation covered by incentive stock options. The Corporation does not have in place any long-term incentive plan other that the Plan.
(3) The Corporation did not pay or provide: (a) any other annual compensation; (b) restricted stock awards, or (c) any long term incentive plan awards or payments in any of the years ended December 31, 2005, 2004 and 2003.

Option Exercised

The following table sets forth information with respect to the exercise of incentive stock options during the fiscal year ended December 31, 2005 by the Named Executive Officer and with respect to all options held by him and still outstanding. Value realized upon exercise is the difference between the fair market value of the underlying shares of the exercise date and the exercise or base price of the options.

			Unexercised Options at Year End	
Name	**Securities Acquired on Exercise (#) (1)**	**Aggregate Value Realized ($)**	**Unexercised Options At December 31, 2005 (#) (2)**	**Value of Unexercised In-the-money Options At December 31, 2005 ($) (3)**
Guenter J. Liedtke	150,000	(25,500)	650,000	$0

Notes:

(1) 150,000 options were exercised at $0.35 per share on October 14, 2005 when the fair market value of the underlying shares was $0.18 per share.
(2) 400,000 of these options are exercisable at $0.25 per share until July 28, 2008, and 250,000 are exercisable at $0.25 per share until August 31, 2009;
(3) The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2005 which was $0.155 per common share.

Option Grants

No incentive stock options were granted to the Named Executive Officer during the fiscal year ended December 31, 2005.

Employment Contracts and Termination of Employment Arrangements

The Corporation does not have a written employment agreement with the Named Executive Officer.

Compensation of Directors

No directors' fees or other compensation or benefits are paid to directors of Golconda for their services as directors. Directors of Golconda are eligible to be granted incentive stock options in accordance with the policies of the TSX Venture Exchange. During the recently completed fiscal year, no options were granted to directors. There are no pension or retirement benefits payable to the directors or officers of the Corporation in that capacity.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Under Golconda Stock Option Plan, the Board of Directors may, from time to time, designate directors, officers, employees of, or consultants to, Golconda to whom options to purchase Common Shares of Golconda may be granted. Options are generally granted for a period of five years. The following table provides information with respect to the total number of Common Shares authorized for issuance under the Corporation's Stock Option Plan as December 31, 2005:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	2,175,000	$0.2548	2,534,973 [1]
Equity compensation plans not approved by securityholders	-	-	-
Total	**2,175,000**	**$0.2548**	**2,534,973**

Note (1): This number is the difference between 4,709,973, or 10% of the total issued and outstanding capital of the Corporation as at December 31, 2005, and the outstanding options in column (a).

During 2005, an aggregate of 655,000 options expired and an aggregate of 555,000 employee and consultant options were terminated. The following stock options remain outstanding and unexercised as at December 31, 2005 (options held by the Named Executive Officer are disclosed in Executive Compensation):

Name	Position	Number of Options	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date Of Grant ($/Share)	Expiry Date (at the close of business)
Terry S. C. Chan	Director	175,000	0.25	0.25	February 3, 2009
Howard G. Coopersmith	Director	150,000 200,000	0.25 0.25	0.25 0.25	July 28, 2008 August 31, 2009
Robert E. Crancer	Director	250,000	0.25	0.25	July 28, 2008
Reynoudt Jalink	Director	175,000	0.31	0.31	April 12, 2009
Lyle Pederson	Director	150,000 200,000	0.25 0.25	0.25 0.25	July 28, 2008 August 31, 2009
Fosca V. Benvenuti	Secretary	100,000	0.25	0.25	July 28, 2008
	Employees Consultant	25,000/25,000 75,000	0.25/0.35 0.25	0.25/0.35 0.25	Feb. 3, 2009/Jan. 13, 2010 July 28, 2008
TOTAL		**1,525,000**			

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, officer or their respective associates or affiliates is or has been indebted to the Corporation during the last completed financial year ended December 31, 2005.

MANAGEMENT CONTRACTS

Services to the Corporation provided by Guenter J. Liedtke, the Named Executive Officer, are made available to the Corporation through his private corporation, G. J. Liedtke Consulting Ltd., of Calgary, Alberta. Pursuant to an agreement between the

Corporation and G. J. Liedtke Consulting Ltd. (the "Consultant") dated December 3, 1986, the services are offered for cash on a per day or per hour basis. The cash compensation paid to the Named Executive during the last completed financial year is disclosed in the Summary Compensation Table.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such person, in any transaction since the last completed financial year or any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

AUDIT COMMITTEE

The following is the text of the Audit Committee Charter adopted by the Board of Directors in the last fiscal year and disclosed herein in compliance with the requirements made under Multilateral Instrument 52-110 *Audit Committee* ("MI 52-110").

The Audit Committee Charter.

Mandate

The Board of Directors ("Board") bears responsibility for the stewardship of Golconda Resources Ltd. (the "Corporation"). To discharge that responsibility, the Board is obligated by the Alberta Business Corporations Act to supervise the management of the business and affairs of the Corporation. The Board's supervisory function involves Board oversight or monitoring of all significant aspects of the management of the corporation's business and affairs.

Financial reporting and disclosure by the Corporation constitute a significant aspect of the management of the Corporation's business and affairs. To assist the Board in its monitoring of the Corporation's financial reporting and disclosure, the Board has established, and hereby continues the existence of, a committee of the Board known as the Audit Committee (the "Committee"). The primary function of the Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's system of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes.

The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the corporation's financial reporting and internal control system and review the Corporation's financial statements.
- Review and appraise the performance of the Corporation's external auditors.
- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board.

Composition

The Committee shall be comprised of a minimum of three directors as determined by the Board. At least one member of the committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Committee's Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The members of the Committee shall be appointed by the Board at its first meeting following the annual shareholder' meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meeting shall be held at the call of the Chairman, upon the request of two (2) members of the Committee or at the request of the external auditors.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports Review
   a) review and update this Charter annually;
   b) review, and if appropriate, recommend for approval by the Board, the Corporation's financial statements and MD&A;
   c) before release, review and if appropriate, recommend for approval by the Board, all other public disclosure documents containing audited or unaudited financial information.

2. External Auditors
   (a) Review annually the independence and performance of the external auditors who shall be ultimately accountable to the Committee and the Board , as representatives of the shareholders of the Corporation;
   (b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation;
   (c) take, or recommend that the Board take, appropriate action to oversee the independence of the external auditors;
   (d) recommend to the Board the appointment, or the discharge when circumstances are warranted, of the external auditors to be nominated annually for shareholders' approval;
   (e) recommend to the Board the compensation of the external auditors;
   (f) consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements;
   (f) review and approve the Corporations hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;
   (g) review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;
   (h) review and pre-approve all audit and audit-related services and fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
      (i) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of billings paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;
      (ii) such services are not recognized by the Corporation at the time of the engagement to be non-audit services; and
      (iii) such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approval has been delegated by the Committee.

   Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes
(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external;
(b) consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied to its financial reporting;
(c) consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management;
(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
(e) following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
(f) review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;
(g) review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented; and

(h) implement an effective "whistle blowing" procedure for:
   i. the receipt, retention and treatment of any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters; and
   ii. the confidential, anonymous submission by employees of the Corporation of any concerns regarding questionable accounting or auditing matters, and, if appropriate, recommend to the Board appropriate corrective action.

Other

Review any related party transactions.

Disclosure of Venture Issuers

Under NI 52-110, the Corporation is required to disclose certain information relating to its Audit Committee in Form 52-110F2 *Disclosure of Venture Issuers*.

Composition of the Audit Committee

The following are the members of the audit committee of the Corporation:

Name	Independence (1)	Financial Literacy (1)
Guenter J. Liedtke	Not independent	Financially literate
Terry S. Chan	Independent	Financially literate
Reynoudt Jalink	Independent	Financially literate

(1) As defined in Multilateral Instrument 52-110

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year did the board not adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's financial year ended December 31, 2005 has the Corporation relied on the exemption in Section 2.4 of MI-52-110 (*de minimis non-audit services*) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Charter under the heading "External Auditors".

External Auditor Service Fee (By Category)

The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	$17,500	-	-	-
2004	$16,500	-	-	-

Exemption

The Corporation is relying upon the Exemption in section 6.1 of MI 52-110.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors of Golconda and the processes of leadership and stewardship that assign power, define roles and responsibilities governing communications with the shareholders to ensure accountability.

Under National Instrument 58-101 *Corporate Governance Disclosure*, the Corporation is required to disclose certain information relating to its corporate governance in Form 58-101F2 *Corporate Governance Disclosure (Venture Issuers).*

Corporate Governance Disclosure

Board of Directors

The Board of Directors is currently composed of six directors, of which the majority – *Terry S. Chan, Howard G. Coopersmith, Robert E. Crancer, Reynoudt Jalink and Lyle Pederson* - are "independent" within the meaning of NI 58-101. *Guenter J. Liedtke* is the President and Chief Executive Officer of the Corporation and therefore is not considered to be and independent director within the meaning of NI 58-101.

The Board of Directors meets as business needs require and all substantive issues are discussed amongst all directors.

Orientation and Continuing Education

The Board of Directors does not take any formal steps to orient new directors, or to provide continuing education for its directors. All current board members have been with the Corporation for several years and, thus, the Board has relied on internal information processes to ensure that directors maintain their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Corporation's affairs remain current.

Ethical Business Conduct

The mandate of the Board of Directors, as prescribed by the *Business Corporation Act (Alberta)*, is to manage or supervise the management of the business and affairs of Golconda, and to act honestly and in good faith with a view to the best interest of Golconda. Given the small size of the Corporation's management and staff, the Board has not formally adopted a Code of Business Conduct for its directors, officer and employees of the Corporation. However, the Board and management of the Corporation set an example of ethical and principled corporate conduct. Management clearly communicates to the employees of, and consultants to, the Corporation management's expectation in this regard.

Nomination of Directors

The Board of Directors does not have a nominating committee but rather deals with the process of identifying new candidates informally. Given the infrequency of changes in recent years, the directors are satisfied that its current practices are acceptable.

Compensation

The Board of Directors determines compensation for the Chief Executive Officer. The independent directors do not receive cash compensation, but are eligible to be granted incentive stock options from time to time.

Assessments

There is no formal process for regular assessment of the Board of Directors and its Audit Committee and individual directors. Rather the board informally assesses performance through ongoing dialogue amongst board members.

OTHER BUSINESS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information regarding the Corporation's business is contained in the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2005. These statements and all the continuous disclosure documents submitted to the Securities Commissions and TSX Venture Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management discussion and analysis at Suite 780, 521 – 3rd Avenue SW, Calgary, AB T2P 3T3. Tel.: (403) 232.6828.

APPROVAL OF CIRCULAR

The directors of the Corporation have approved the contents and sending of this Management Information Circular.

DATED at Calgary, Alberta, April 25, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) *"Guenter J. Liedtke"*
Guenter J. Liedtke,
President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

INSTRUMENT OF PROXY
For the Annual Meeting of Shareholders

Proxy Solicited By Management

THE UNDERSIGNED shareholder of Golconda Resources Ltd. (the "Corporation"), hereby appoints **Guenter J. Liedtke**, the President and Chief Executive Officer and a director of the Corporation, or failing him, **Terry S. C. Chan**, a director of the Corporation, or instead of either of them, ______________________________________, as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of the Shareholders of the Corporation (the "Meeting") to be held at 3:00 p.m. (Calgary time) on Friday, June 9, 2006 in the Mount Royal Room of the Marriott Hotels Resorts Suites, 110 Ninth Avenue S.E., Calgary, Alberta and at any adjournment thereof, and to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **OR WITHHOLD FROM VOTING** ☐ for the election of Directors of the Company proposed by management and referred to in the Information Circular;

2. **FOR** ☐ **OR WITHHOLD FROM VOTING** ☐ for the appointment of Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration;

3. **FOR** ☐ **OR AGAINST** ☐ the approval of a stock option plan; and

4. at the discretion of said proxyholder, upon any amendments of any of the above matters and any other matter which may properly come before the meeting, or any adjournment(s) thereof.

THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED BY THE NOMINEE(s) HEREBY APPOINTED, AT ANY POLL, AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY INSERTED IN THE BLACK SPACE PROVIDED.

The undersigned hereby revokes any proxies previously given to attend and vote at the Meeting.

DATED this _____ day of __________________, 2006.

Signature: ________________________________
(Proxy must be signed and dated)

____
Number of Shares voted

Name: ________________________________
(Please Print)

NOTES:

1. This instrument of proxy, to be valid, must be dated and signed by the Registered Shareholder or his attorney authorized in writing. The signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

2. If the Registered Shareholder is a corporation, its corporate seal must be affixed to this instrument or it must be signed by an officer or attorney thereof duly authorized.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to: PROXY DEPT., CIBC MELLON TRUST COMPANY, 200 QUEENS QUAY EAST, UNIT 6, TORONTO, ONTARIO M5A 4K9, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. The Chairman of the Meeting may, in his discretion, accept proxies received after this time, up to and including the time of the Meeting or any adjournment thereof.

5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

GOLCONDA RESOURCES LTD.

(The "Corporation")

Request Form for Interim Financial Statements

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation together with the Management Discussion and Analysis ("MD&A").

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method. The Corporation will only send copies of its interim financial statements for the upcoming year to shareholders who expressly request that they be sent such statements by completing this Request Form and returning it to the attention of the Secretary of the Corporation at the address set forth below.

If you wish to receive interim financial statements and MD&A of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form and return it to the Corporation at the address set forth below.

TO: Golconda Resources Ltd.
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3
Attention: Secretary

☐ I hereby request that I be sent copies of the interim financial statements by regular mail.

☐ I hereby consent to receive interim financial statements via electronic mail.

The undersigned hereby certifies to be a shareholder of Golconda Resources Ltd.

DATED this _____ day of ____________________, 2006.

____
NAME OF SHAREHOLDER (*PLEASE PRINT*)

____
STREET ADDRESS

____
CITY PROVINCE/STATE POSTAL/ZIP CODE

____
E-MAIL ADDRESS (*PLEASE PRINT*)

____
SIGNATURE

A:/GOL/RF-2006